EXHIBIT 4.1

Pan American Sur

Buenos Aires, June 3, 2004

Messrs.

METROGAS S.A.

Gregorio Araoz de Lamadrid 1360 - 1 Piso

C1267AAB - Ciudad de Buenos Aires

Argentina

Attn. Commercial Director

Dear Sirs:

We are very pleased to submit our proposal for natural gas supply, hereinafter referred to as the "Agreement", within the framework of the AGREEMENT FOR THE IMPLEMENTATION OF THE NATURAL GAS PRICE STANDARIZATION PLAN AT ENTRY POINT TO THE TRANSPORTATION SYSTEM provided under Decree of the National Executive Branch No. 181/2004. This proposal, if accepted, will be governed by the terms and conditions detailed below:

NATURAL GAS PURCHASE AND SALE AGREEMENT

(the "Agreement")

VGP -149

1. Seller

Pan American Sur S.R.L., hereinafter referred to as the "Seller".

2. Buyer

MetroGAS S.A., hereinafter referred to as the "Buyer" and together with the Seller the "Parties".

3. Duration of the Agreement

    This Agreement shall become effective on May 11, 2004 and shall continue in force until 06:00 a.m. of January 1st, 2007.

    As used herein, "Year" shall be defined as successive periods of 365 days, or 366 days in case of leap years, running as from this Agreement's entry into force as provided in 3.1 above. When not written in capital letters, year shall mean either a calendar year or a period of one (1) year, as required by the context.

4. Quantities

4.1 The quantities of natural gas under this Agreement shall be expressed in standard cubic meters converted to cubic meters equivalent of 9300 kilocalories of higher calorific power per cubic meter ("m3 of 9300 kcal/m3"). Natural gas at standard condition shall mean the quantity of natural gas, which at a temperature of fifteen (15) Celsius degrees and an absolute pressure of 101.325 kilopascals occupies the volume of one (1) cubic meter.

    Seller shall make available to Buyer a Maximum Daily Quantity ("MDQ") of 1,250,000 m3 per day at Delivery Point.

    Seller shall daily make available, or have a third party make available to Buyer the Adequately Nominated Quantity as defined in 6.2, plus three percent/minus tree percent (+3%/-3%) of operational tolerance.

    Since the AGREEMENT FOR THE IMPLEMENTATION OF THE NATURAL GAS PRICE STANDARDIZATION PLAN AT ENTRY POINT TO THE TRANSPORTATION SYSTEM (the "Standardization Agreement") PROVIDED UNDER DECREE No. 181/2004, ratified by Resolution of the Federal Planning Ministry, Public Investment and Services No. 208/2004 (hereinafter referred to as "the Resolution") provides that during the first stage, as from May 10, 2004, the increase set out in Tables 2 and 3 of the Resolution shall be applied to the volumes destined for supplying FD, FT, ID, IT, SGG, GNC, SGP (segment 3) customers and Power Plants, as well as to retained gas for these users (these volumes shall be referred to hereinafter as "Industrial Gas"). Any natural gas, other than Industrial Gas, delivered under this Agreement shall be considered as gas destined for R, SGP (segments 1 and 2), SDB users in the proportion corresponding to the aforementioned customers, and the retained gas for these users (these volumes shall be referred to hereinafter as "Residential Gas"). Buyer shall inform Seller monthly about the percentage of gas destined for Residential Gas (the "Residential Percentage"), and the percentage of gas destined for Industrial Gas (the "Industrial Percentage"). Such amounts shall, at any moment, be proportional to the relative share of Buyer's different customers in its sales portfolio, as per Buyer's monthly sworn declarations.

    The Residential Percentage and the Industrial Percentage shall be adjusted during the subsequent months in accordance with the shippers' definitive injection balance and with the quantities effectively invoiced by Buyer to its customers.

    In the event that pursuant to the provisions of Decree No. 181/04 or its future regulations, any of the following Buyer's customers: FD, FT, ID, IT, SGG, SGP (segment 3), GNC and/or Power Plants, stops buying natural gas from Buyer, and enters into a purchase and sale contract with third parties suppliers of natural gas, the quantity of m3 of 9300 kcal/m3 /day that any of such customers stops buying from Buyer shall be reduced from the MDQ in a proportion consistent with this Agreement considering for such purposes all maximum daily quantities of the natural gas purchase and sales contracts held by Buyer at that moment, and the natural gas volume per field acquired by Customer.

5. Take or Pay Obligation

The minimum monthly quantity of natural gas which shall be taken, or which, if not taken, shall be nevertheless paid by Buyer ("Take or Pay Quantity") shall be 90% of the MDQ during each calendar month with deductions for (i) quantities corresponding to Acts of God or Force Majeure, (ii) quantities which having been properly nominated by Buyer are not made available to Buyer by Seller for any reason other than Acts of God or Force Majeure, and/or (iii) any reductions in MDQ as a result of a Yearly Scheduled Maintenance.

  Nominations

    Parties shall carry out their activities in line with the Procedures set forth in the Internal Regulations of the Dispatching Centres issued by the National Gas Regulatory Body ("ENARGAS") in Resolution No. 716/98, which the Parties declare to know and accept in its entirety, or in any resolution which may substitute or replace it.

    Any nomination for any Operational Day, such day being a period of twenty-four (24) hours beginning at 06:00 a.m. on one day and ending at 06:00 a.m. on the next day, shall be a quantity equal to or less than the ANQ ("Adequately Nominated Quantity").

    Notwithstanding the provisions in 6.1, Buyer shall only request a rescheduling of nominated quantities for the same Operational Day subject to the provisions below: (i) Since the Adequately Nominated Quantity will be delivered, to the extent possible, in uniform flows per hour, Shipper shall calculate the quantities of natural gas delivered until the moment of the Operational Day in which such rescheduling is requested, plus two hours (necessary for carrying out manoeuvres at the deposit), (ii) The amount calculated in (i) above shall be subtracted from the Adequately Nominated Quantity. This resulting quantity is defined as "Remaining Quantity", (ii) Shipper shall only request rescheduling of up to fifty percent (50%) of the Remaining Quantity.

    Buyer shall make its best efforts to nominate on a daily basis a natural gas quantity that exceeds fifty percent (50%) of the MDQ ("Minimum Daily Quantity").

    Any Nomination equal to zero (0) and the next positive Nomination of natural gas shall be notified by Buyer to Seller with no less than twenty-four (24) hours advance notice.

    At Buyer's request, Seller may opt for delivering, at any Operational Day, quantities of natural gas in excess of MDQ.

    Both delivery of natural gas by Seller and receipt by Buyer at a Delivery Point in excess or in defect of the Adequately Nominated Quantity, and authorized by Transportadora de Gas del Sur SA ("TGS"), constitutes an imbalance. The fines, penalties or charges originated from imbalances shall be charged against the party originating them. If Seller causes such imbalance (which imposes a fine, penalty or charge as established in accordance to regulations in force), Seller must issue a Credit Note in favour of Buyer in accordance with the invoicing procedure set forth in 13.7.

  Recovered Gas

7.1 Buyer may recover the quantities of natural gas not taken, but invoiced and paid according to article 5 of this Agreement. The quantities of natural gas that Buyer is entitled to recover, which will be calculated according with article 7.3 shall be referred to as "Deferred Quantities".

7.2 Buyer may take such "Deferred Quantities" during the twelve (12) months immediately following the month in which they were originated, provided that Buyer has paid for each of the Deferred Quantities, and provided that Buyer has previously taken all the natural gas corresponding to the Take or Pay Quantity during the month in which it takes such Deferred Quantities. As long as Deferred Quantities exist, the quantities taken by Buyer in excess of the Take or Pay Quantity shall be automatically computed as recovered Deferred Quantities.

7.3 Buyer shall only recover Deferred Quantities in m3 of 9300 kcal/m3.

7.4 Should any Deferred Quantities exist at the expiration of this Agreement, Seller shall, on a daily basis during the 4 months immediately following the expiration of this Agreement, make available to Buyer a maximum of fifty thousand (50,000) m3 of 9300 kcal/m3.

7.5 Definitions: (i) "Winter Period" shall mean the time period commencing at 06:00 a.m. on May 1 of a year and ending at 06:00 a.m. on October 1 of the same year, and (ii) "Summer Period" shall mean the time period commencing at 06:00 a.m. on October 1 of a year and ending at 06:00 a.m. on May 1 of the immediately following year.

8. Seller Non Compliance

8.1 Is Seller fails to make available to Buyer the Adequately Nominated Quantity, and such non-compliance is not due to any of the reasons provided in 14 and/or 15 of this Agreement, Seller shall:

8.1.1 Make its best efforts to supply Buyer with natural gas from alternative sources ("Substitute Natural Gas"), and Seller shall bear any potential higher costs incurred by Buyer in taking such Substitute Natural Gas.

8.1.2. Should Seller fail to supply Buyer with Substitute Natural Gas, Seller shall, as the only remedy, pay Buyer hundred percent (100%) of the average Selling Price established for the corresponding month, in respect of the quantity of m3 of 9300 kcal/m3 that Seller failed to deliver each day for reasons other than those provided in 14 and/or 15.

8.2 Buyer shall make its best efforts to mitigate any cost or damage for which it is to be indemnified by Seller.

8.3 Payment of the amounts set forth in 8.1 shall be the only compensation paid to Buyer as a result of Seller's failure to supply. Such payment shall be formalized by issuing a Credit Note in Buyer's favour, pursuant to the invoicing procedure set forth in 13.7 of this Agreement.

9. Delivery Point(s)

9.1 Delivery Point(s) shall be located at Cuenca Marina Austral (producing field) on TGS's San Martín trunk gas pipeline, at which measurement and transfer of liability and risks of natural gas is to be performed.

9.2 Seller shall have responsibility for all costs, expenses (including tax costs of any nature) associated with the natural gas, which is the subject matter of this Agreement, until Delivery Point(s).

9.3 Buyer shall have responsibility for all costs, expenses (including tax costs of any nature) and obligations associated with the transportation of natural gas after Delivery Point(s).

10 Quality Specifications

The natural gas that is the subject matter of this Agreement shall, at Delivery Point(s), meet the quality requirements established in ENARGAS Resolution No. 622/98 or in any resolution which may substitute or replace it, and that Seller declares that it knows and accepts it entirely.

11. Processing

11.1 Before Delivery Point(s), Seller reserves the right to extract any substance contained in natural gas other than methane ("Processing"), provided however that in such case calorific values shall not be reduced to values lower than those required as to meet the Quality Specifications set out in article 10 of this Agreement.

11.2 After Delivery Point(s), Buyer reserves the right to Process fifteen percent (15%) of the quantity of natural gas effectively delivered, being Seller entitled to carry out Processing of the remaining eighty-five percent (85%).

11.3 Should Seller exercise its right as provided in 11.2, Seller shall contract the transportation capacity needed to compensate for the calories retained during Processing, corresponding to the natural gas quantities effectively processed by Seller. Seller shall always maintain the Quality Specifications set out in article 10 of this Agreement.

11.4 During the days in which Seller does not, wholly or in part, exercise its right pursuant to article 11.2, Buyer shall have first priority for processing (for itself) the quantity of natural gas not wholly or partially processed by Seller, without any compensation in favour of Seller.

12. Sale Price

12.1 Buyer shall pay the Sale Price to Seller according to articles 12.2 and 12.3, for the quantities of natural gas delivered and taken, or those made available to Buyer at the Delivery Point(s) and not taken (Take or Pay Quantity), in accordance with the terms of this Agreement.

12.2. The Sale Price of Residential Gas shall be as follows:

0.039461 $/ m3 of 9300 kcal/m3, the variation of which is defined in accordance with Annex I-b to the Resolution.

12.3 The Sale Price for Industrial Gas shall be as follows:

SPB = 0.039461 $/ m3 of 9300 kcal/m3

The price shall be adjusted in line with the percentages set out in Annex I-a to the Resolution for "Industrial Users" and "Power Plants" customer segments. The first adjustment shall consist of an increase of 42.71% as from May 11, 2004.

12.4 Seller shall have responsibility for all taxes, encumbrances, royalties and other applicable charges until Delivery Point(s). Buyer shall be responsible of all taxes, encumbrances and other applicable charges as from Delivery Point(s). The Sale Price includes all transportation expenses until Delivery Point(s), including treatment of gas, compression, Seller's measurement equipment, and connection expenses. The Sale Price does not include Value Added Tax (VAT), the Fiduciary Fund surcharge for residential consumption of gas (Section 75 of Law 25565), as well as any other national or provincial taxes payable by Buyer.

13. Invoicing and Payments

13.1 Seller shall issue two invoices in Pesos on a monthly basis considering for these purposes the provisions in i) or in ii) below, as applicable.

  The monthly quantity delivered multiplied by the Residential Percentage valued at the Sale Price defined in 12.2.

  The monthly quantity delivered multiplied by the Industrial Percentage valued at the Sale Price defined in 12.3.

13.2 Buyer shall make monthly payments in Pesos ("Pesos") to the Seller's stipulated account on the payment date, i.e., within 15 days of receipt of each invoice issued by Seller, or on the last working day (whichever is the later) of the month following the month in which deliveries of the gas were made. Payment date shall mean the date on which the funds involved are effectively credited to the account.

13.3 Any amounts due from Buyer to Seller pursuant to article 5 hereof (Take or Pay Quantity) shall be invoiced at the Sale Price for each month in question, considering for these purposes the Residential Percentage and the Industrial Percentage, as appropriate, together with the invoicing for that month. Deferred Quantities shall be accounted by the end of each month.

13.4 In the event of any dispute that may arise in connection with any of the invoices, Buyer shall only make payment of any undisputed amount and shall give prompt notice of the amount in dispute and the reasons therefore to Seller.

13.5 Parties shall negotiate, in good faith, immediately after receipt of notice relating to any disputed invoice, so as to resolve such dispute in a mutually acceptable manner. In the event the parties are unable to resolve such dispute within thirty (30) days of receipt of notice, then, at the request of any of the Parties, such dispute shall be settled by arbitration pursuant to article 17 hereunder. After resolution of such dispute, the prevailing Party shall be entitled to receive the amount claimed plus interest on that amount accrued from the date due (or from the date indicated as the due date) until the value date of the payment, at a rate equal to 100% of the annual stated lending interest rate corresponding to the one-month rate of Banco Nación in force.

13.6 Notwithstanding any other resources available to Seller, any non compliance with payment of sums due hereunder, other than any payment resulting from an objection made in good faith, shall be subject to an interest rate equal to 150% of the annual stated lending interest rate corresponding to the one-month rate of Banco Nación in force, during the days in arrears.

13.7 In the event that confirmed allocations are not available, Seller may invoice Buyer based on preliminary allocations made by TGS. If there is any difference between the preliminary and final allocations, Seller shall issue a credit/debit note, as applicable, within seventy two (72) hours of receipt of the allocations confirmed by TGS, which shall be paid as follows (i) in case of debit note/s, within 15 (fifteen) days of the date of issue, or (ii) in case of credit note/s, with the first invoice issued by Seller.

14. Acts of God or Force Majeure

14.1 The legal scope and effects provided in the Argentine Civil Code, the Buyer's Service Rules, TGS Regulations as well as the legal effects of any Acts of God or Force Majeure provided in the following situations shall apply:

14.2 The events that constitute Acts of God or Force Majeure in respect of Buyer shall include:

14.2.1 Any act of God which may physically affect Buyer's facilities, provided that Buyer distributes the impact of the Force Majeure event proportionally among its different suppliers based on the average distribution recorded during the sixty (60) days immediately prior to the Force Majeure event.

14.2.2. Any Force Majeure event which may physically affect the TGS gas pipeline between Tierra del Fuego and Greater Buenos Aires, which may prevent Buyer from utilizing its firmly contracted transportation capacity, provided that Buyer distributes any available capacity on a proportional basis between the natural gas supplied by its different suppliers based on the average distribution recorded during the sixty (60) days immediately prior to the Force Majeure event.

14.3 For clarifications purposes, it is hereby indicated that Act of God or Force Majeure shall not include -whichever the cause- the absence or reduction of demand, or any Force Majeure event associated with Buyer's customer(s), or any situation associated with credit risks of Buyer or its customer(s).

    The events which constitute Acts of God or Force Majeure with respect of Seller shall include:

    14.4.1. Any Force Majeure event that may physically affect Seller's facilities and/or third party facilities used to deliver natural gas at Delivery Point(s). In such case, Seller declares its intention to deliver Substitute Gas, provided it is available.

    14.4.2 Provisions or decisions taken by any government authority which may prevent or prohibit Seller from selling to Buyer the natural gas herewith, even when such decision is adopted or the act is performed on the basis of standards issued prior to the date of this Agreement, irrespective of whether or not such standards, acts, decisions or provisions are questioned by any of the parties.

    Neither of the parties may invoke Force Majeure to justify non-compliance with payment of due and payable amounts.

    The Party claiming relief on account of Force Majeure shall forthwith give due notice (fax being accepted as such) of the event or circumstances constituting Force Majeure, and shall furnish all available information on the event, and the cause and duration of the event, and shall estimate the time required to re-establish normal operation of the facilities (within 48 hours of having occurred and ended). Parties shall be entitled to check such Force Majeure Events.

  Maintenance Tasks

After providing Buyer with a minimum sixty (60)- day prior notice, Seller, in any Winter Period, shall be entitled to designate one or more time periods, which as a whole shall not exceed fifteen (15) Operational Days for each Winter period, in which MDQ may be reduced to carry out major works and/or maintenance of its facilities ("Yearly Scheduled Maintenance"). Insofar as possible, Seller shall endeavor to carry out the Yearly Scheduled Maintenance between October of one year and January of the following year.

16. Termination

16.1 Buyer shall be entitled to terminate this Agreement if Seller, for any reason whatsoever other than an Act of God or Force Majeure, fails to provide Buyer with natural gas acceptable for transportation for more than fifteen (15) running Operational Days during any Winter Period and/or thirty five (35) running Operational Days during any Summer Period, but this shall not affect any rights or obligations pursuant to article 8 that may have accrued until such termination. Termination of this Agreement by Buyer under this article shall not affect its right to claim any amounts due by Seller, which shall not claim any compensation by reason of the mentioned termination.

16.2 If Buyer fails to pay wholly or in part the invoice(s) issued by Seller, and they are not the subject of a dispute resolution procedure under the provisions in article 15 hereunder, Seller shall, after thirty (30) days counted as from the expiration of the invoice payment date, be entitled to suspend delivery of natural gas until the effective payment date. If within forty-five (45) days of the invoice due date, Buyer fails to pay the amount due plus corresponding interest, Seller shall be entitled to terminate this Agreement, with no need of any further prior notice. Termination of this Agreement by Seller in line with this article, shall not affect its right to claim any amounts due by Buyer, which shall not claim any compensation by reason of the mentioned termination and shall not seek the recuperation of Deferred Quantities.

16.3 Parties may terminate this Agreement without any compensation when such Parties fail to deliver or accept the delivery of natural gas, as applicable, for a period exceeding three (3) consecutive months, due to TGS' Force Majeure, Buyer's Force Majeure and /or Seller's Force Majeure.

17. Governing Law and Arbitration.

17.1 This Agreement shall be governed by and construed in accordance with the laws of the Republic of Argentina.

17.2 Any disputes or controversies, excepting those that parties may agree to submit to an expert, shall be settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules. Such arbitration proceedings shall be conducted in the Spanish language and take place in Buenos Aires.

18. Assignment

18.1 Seller's assignment

18.1.1. Seller may freely assign its share in this Agreement, either wholly or partially, to any of its respective affiliates, or to other members of the UTE (temporary union of enterprises) - Cuenca Marina Austral. Seller must previously inform Buyer.

18.1.2. Subject to Buyer's prior written consent, which may only be denied on well-founded grounds, Seller shall be entitled to wholly or partially assign its interests, rights and obligation hereunder. In the event of such assignment, assignee shall submit any guarantees required by Buyer, and shall assume its share of all the rights and obligations under this Agreement.

18.2 Buyer's assignment

      Subject to Seller's prior written notice, Buyer shall be entitled to directly assign its interests, rights and obligations hereunder, either wholly or partially, to any controlled company (with the same credit solvency as Buyer). In the event of such assignment, assignee shall submit any guarantees required by Seller, and shall assume its share of all the rights and obligations under this Agreement.

      Subject to Seller's prior consent in writing (which may only be denied on well founded grounds), Buyer shall be entitled to wholly or partially assign its interests, rights and obligation hereunder. In the event of such assignment, assignee shall submit any guarantees required by Seller, and shall assume its share of all the rights and obligations under this Agreement.

18.3 Nothing in this article shall prevent the Parties from assigning in guarantee their respective rights under this Agreement.

19. Confidentiality

19.1 Parties undertake to keep confidential any information they receive under this Agreement at all times. Disclosure of information shall only be permitted insofar as it is needed to advance with the proposed transaction. It is understood that no press release shall be released without prior written consent of the Parties.

19.2 Notwithstanding the provisions in article 19.1 above, it is hereby agreed that confidentiality shall not prevent any of the Parties from complying with any request or requirement of disclosure made under any provision or in accordance to a requirement of ENARGAS or the Secretariat of Energy of the Republic of Argentina or any agency/ies that may replace it, any court having jurisdiction, any other government agency or body with jurisdiction in the matter, or if required by law.

20. Notices

20.1 For all legal purposes derived from this Agreement, the Parties establish their respective domiciles in the following locations, where all notices submitted by the Parties shall be considered valid.

Seller:

Pan American Energy Sucursal Argentina LLC

Leandro N. Alem 1180, Piso 10

Buenos Aires

República Argentina

Fax: (54-11) 43104515

Attn: Manager, Gas Marketing

Buyer:

MetroGAS SA

Gregorio Araoz de Lamadrid 1360 -1 Piso

Buenos Aires

República Argentina

Fax: (54-11) 4309-1201

Attn: Gerente de Administración de Compra de Gas y Transporte (Manager, Gas Purchase and Transportation Management)

20.2 The Parties shall be entitled to change their special domicile established, after duly notifying the other Party with a minimum ten (10) day prior notice.

20.3 Notices associated with the daily operations under this Agreement shall be made by fax or any other electronic media. Notices associated with any non-compliance, events and/or acts entailing the assignment or alteration of the liability under this Agreement, shall be made in writing and duly notified.

21. Condition Subsequent

The Resolution, the Standardization Agreement and its Annexes are an integral part of this Agreement.

In the event of an early termination of the Standardization Agreement, this Natural Gas Purchase and Sale Agreement shall be automatically extinguished on the same date.

22. Suspension of Claims. Consent.

22.1 Seller ratifies the commitment assumed in accordance with article 2 "Suspension of Proceedings and Waivers" of the Complementary Act of the Resolution.

22.2. Furthermore, in order to comply with the provisions of article 2.5.iii) of the Resolution, Buyer hereby declares its consent to: (i) the interruption of the running of the statute of limitations foreseen in article 2.3 of the Complementary Act of the Resolution; (ii) the suspension of the proceedings already initiated in whatever jurisdiction, and (iii) the waiver to invoke the extinction of obligations due to the running of the statute of limitations and the lapsing of the proceedings during the life of the commitment foreseen in article 2.1 of the Complementary Act of the Resolution.

22.3 In accordance with the provisions in article 22.2 above, the parties undertake to sign any other documentation needed to comply with the commitments assumed by Buyer under such article.

This Proposal shall be valid for ten (10) business days, and will be considered accepted by MetroGAS SA when ninety two pesos ($92) have been deposited by MetroGAS SA in PAE's checking account No. 0/813926/016 of the Citibank NA Bank, Main Office.

Very truly yours,

José Luis Sureda

Gas Sales Vice-president

Pan American Sur

Av. Leandro Alem 1180

C1001AAT Buenos Aires Argentina

Tel. (54 11) 4310-4100

Fax: (54 11) 4310-4319)